Exhibit 99.2

EKSPORT FINANS

NORWAY

Third quarter report 2014

Eksportfinans ASA

Financial highlights 3

Report from the board of directors 4

Results 4

Balance sheet 5

Export lending 6

Local government lending 6

Securities 6

Funding 6

Liquidity 6

Regulatory framework 7

Events after the balance sheet date 7

Condensed statement of comprehensive income 9

Condensed balance sheet 10

Condensed statement of changes in equity 11

Condensed cash flow statement 12

Notes to the condensed financial statements 13

Cover photo: Øivind Wolff (Mount Kongen, Norway)

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited

Financial highlights

The information for the third quarter and the first nine months of 2014 and 2013 are unaudited.

Third quarter First nine months

(NOK million) 2014 2013 2014 2013

Net interest income 110 146 341 525

Total comprehensive income 1) (1,055) (702) (4,219) (3,234)

Return on equity 2) (50.4%) (20.0%) (56.4%) (28.2%)

Net return on average assets and liabilities 3) 0.35% 0.43% 0.34% 0.44%

Net operating expenses / average assets 4) 0.12% 0.09% 0.17% 0.10%

Total assets 91,060 106,098 91,060 106,098

Loans outstanding 5) 41,262 65,711 41,262 65,711

Public sector borrowers or guarantors 6) 35.2% 34.6% 35.2% 34.6%

Core capital adequacy 23.9% 32.1% 23.9% 32.1%

Capital adequacy 24.7% 34.6% 24.7% 34.6%

Exchange rate NOK/USD 7) 6.4524 6.0081 6.4524 6.0081

Definitions

1) Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 5,971 million in the first nine months of 2014 compared to net losses of NOK 4,939 million in the first nine months of 2013. For the third quarter of 2014 net losses on financial instruments at fair value amount to NOK 1,500 million compared to net losses on financial instruments at fair value of NOK 1,114 million in the third quarter of 2013.

2) Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).

3) Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

4) Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).

5) Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.

6) The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

7) Exchange rate at balance sheet date.

Third quarter report 2014 3

Report from the board of directors

Results

Third quarter 2014

Eksportfinans performed in line with expectations in the third quarter of 2014. Due to the lower level of interest generating assets, combined with reduced margins on investments, earnings in this quarter were lower than for the same period in 2013. Net interest income amounted to NOK 110 million in the period, compared to NOK 146 million in the third quarter of 2013.

Total comprehensive income was negative NOK 1,055 million for the third quarter of 2014. The comparable figure was negative NOK 702 million for the third quarter of 2013. The negative figures both years were due to the reversal of previously unrealized gains on Eksportfinans’ own debt (as explained in the section “Net other operating income”).

First nine months 2014

Net interest income amounted to NOK 341 million for the first nine months of 2014, compared to NOK 525 million for the same period in 2013.

The lower net interest income was a result of the lower level of interest generating assets together with reduced margins on investments.

The net return on average assets and liabilities (see “Financial highlights” on page 3) was 0.34 percent for the first nine months of 2014, compared to 0.44 percent for the corresponding period in 2013.

Profit/(loss) for the period

Total comprehensive income for the first nine months of 2014 was negative NOK 4,219 million, compared to negative NOK 3,234 million for the first nine months of 2013. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt.

Return on equity was negative 56.4 percent for the first nine months of 2014, compared to negative 28.2 percent for the first nine months of 2013. This change was also due to the debt-related unrealized losses described above.

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement (“PHA”), and the corresponding return on equity, is shown in table 1 below. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 113 million for the first nine months of 2014. This was a decrease of NOK 192 million compared to the same period in 2013. The reason for this decrease is mainly lower net interest income.

Net other operating income

Net other operating income was negative NOK 5,964 million for the first nine months of 2014 compared to negative NOK 4,936 million in the same period of 2013.

Third quarter report 2014 4

Table 1: Non-IFRS profit for the period

(NOK million)	Third quarter 2014	Third quarter 2013	First nine months 2014	First nine months 2013
Comprehensive income according to IFRS	(1,055)	(702)	(4,219)	(3,234)
Net unrealized losses/(gains)	1,487	1,093	5,931	4,895
Unrealized gains/(losses) related to Iceland [1]	2	6	2	21
Realized losses/(gains) hedged by the Portfolio Hedge Agreement (PHA) [2]	0	0	0	0
Tax effect of the items above	(402)	(308)	(1,602)	(1,377)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	32	89	113	305
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [3]	1.7%	5.0%	2.1%	6.3%

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).
2) Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.
3) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

The main reason for the negative figures is the large fluctuations in the market prices of Eksportfinans' own debt. These prices fell in late 2011, and have since recovered, leading to unrealized losses for the company. These market fluctuations have led to large changes in the fair value of Eksportfinans' own debt. In the first nine months of 2014, unrealized losses (reversal of unrealized gains) on Eksportfinans' own debt amounted to NOK 7,955 million compared to unrealized losses (reversal of unrealized gains) of NOK 8,910 million in the corresponding period in 2013 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 5,928 million in the first nine months of 2014 (whereof around NOK 5.8 billion is due to credit spread effects), compared to an unrealized loss of NOK 5,036 million in the same period in 2013 (see note 15 to the accompanying unaudited condensed financial statements).

The cumulative unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 2,406 million as of September 30, 2014 (whereof around NOK 2.4 billion is due to credit spread effects), compared to NOK 8,334 million as of December 31, 2013 and NOK 11,005 million as of September 30, 2013.

Total operating expenses

Total operating expenses amounted to NOK 133 million in the first nine months of 2014, compared to NOK 99 million for the same period in 2013. Aside from high litigation expenses, the underlying level of operating expenses remained stable. As the litigation matter is resolved, the related expenses are not expected to continue.

The key ratio of net operating expenses in relation to average assets was 0.17 percent in the first nine months of 2014, compared to 0.10 percent for the corresponding period of 2013. This increase is again due to litigation expenses, combined with the lower average assets in the first nine months of 2014 compared to the same period of 2013.

Balance sheet

Total assets amounted to NOK 91 billion at September 30, 2014, compared to NOK 101 billion at December 31, 2013 and NOK 106 billion at September 30, 2013. The reduction was mainly due to the limitations on new lending business since November 18, 2011 and repayments on the current debt portfolio.

Outstanding bond debt was NOK 72 billion at September 30, 2014, compared to NOK 76

Third quarter report 2014 5

billion at December 31, 2013 and NOK 77 billion at September 30, 2013.

The capital adequacy ratio was 24.7 percent at September 30, 2014, compared to 38.1 percent at December 31, 2013 and 34.6 percent at September 30, 2013. The core capital adequacy ratio was 23.9 percent at September 30, 2014, compared to 36.8 percent at December 31, 2013 and 32.1 percent at September 30, 2013. These decreases in the capital adequacy ratios were due to the new capital regulations reflecting CRD IV, implemented by the Norwegian Financial Supervisory Authority (FSA) as of September 30, 2014. The company’s estimate of its core capital adequacy ratio at September 30, 2014 according to the capital regulations prior to the implementation of CRD IV is 43 percent. The reasons for the decreases under the CRD IV regulations are changed risk weights on financial institutions, affecting mainly Eksportfinans’ bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

Export lending

Eksportfinans actively manages an extensive portfolio of export loans. The volume of outstanding export loans was NOK 37.8 billion at September 30, 2014, compared to NOK 51.6 billion at December 31, 2013 and NOK 57.6 billion at September 30, 2013.

Local government lending

Eksportfinans’ involvement in local government lending totaled NOK 3.5 billion at September 30, 2014, compared to NOK 6.9 billion at December 31, 2013 and NOK 8.0 billion at September 30, 2013.

Securities

The total securities portfolio was NOK 35.2 billion at September 30, 2014, compared to NOK 26.5 billion at December 31, 2013 and NOK 21.3 billion at September 30, 2013.

The securities portfolio consists of two different sub-portfolios. The first is subject to the PHA with Eksportfinans’ shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 6.8 billion at September 30, 2014, compared to NOK 7.5 billion at December 31, 2013 and NOK 7.7 billion at September 30, 2013. The PHA portfolio will largely be held to maturity. For further information on the PHA see Note 14 to the accompanying unaudited condensed financial statements and the company’s annual report on Form 20-F for the fiscal year ended December 31, 2013, (filed with the Securities and Exchange Commission on April 29, 2014, as amended on October 2, 2014).

The fair value of the liquidity reserve portfolio was NOK 28.4 billion at September 30, 2014, compared to NOK 18.9 billion at December 31, 2013 and NOK 13.6 billion at September 30, 2013.

Funding

As foreseen, Eksportfinans did not have the need to seek new funding from the markets during the first nine months of 2014.

Liquidity

As at September 30, 2014, Eksportfinans had liquidity reserves totaling NOK 38.9 billion, consisting of the liquidity reserve portfolio of NOK 28.4 billion, the PHA portfolio of NOK 6.8 billion and cash equivalents of NOK 3.7 billion.

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term. A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

Third quarter report 2014 6

Table 2: Estimated cumulative liquidity

(NOK million)	Estimated debt maturing [3]		Estimated loan receivables maturing [4]	Estimated investments maturing [5]	Estimated cumulative liquidity [6]
Short-term liquidity at Sept 30, 2014 [1]					32,076
2014	12,181		2,038	948	22,881
2015	14,168	2)	9,601	204	18,518
2016	21,830		11,491	843	9,022
2017	9,021		4,944	1,265	6,210
2018	2,477		3,364	165	7,262
2019	2,470		3,192	588	8,572
2020	1,197		2,162	0	9,537
2021	3,424		1,276	179	7,568
2022	1,481		774	165	7,026
2023	803		442	403	7,067
Thereafter	4,898		1,660	2,623	6,452
Total	73,950		40,943	7,383	

1) Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits
2) Includes the principal of JPY 15 billion (approximately NOK 882 million at exchange rates applicable at Sept 30, 2014) subordinated debt maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations
3) Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
4) Represents principal amount of loan receivables
5) Represents principal amount of investments in the PHA portfolio
6) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at September 30, 2014

Table 2 below shows cumulative liquidity, as measured by short-term liquidity as of September 30, 2014, plus (i) the amounts of maturing loans and investments and minus (ii) the amounts of maturing bond debt, based on estimated maturities. During the first nine months of 2014, the liquidity position has been affected by foreign exchange rate conversions and adverse movements in key market risk factors, primarily on the debt portfolio. In the third quarter of 2014, movements in the JPY/USD exchange rate has led to shorter estimated maturities on the structured bond portfolios. Market developments have been within the scenarios covered in the company's liquidity planning activities and liquidity reserves together with cash inflows from the lending portfolio are expected to cover anticipated liquidity needs going forward.

For structured bond issues with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. For the figures in the table, call and trigger dates as estimated in models are applied in the classification of the maturities.

Regulatory framework

In 2012, related to regulations concerning the calculation of exposures to a single client, the Norwegian FSA granted extended time limits for loans which would otherwise have been in breach of the regulations. The exemption remained for one loan at September 30, 2014, and will stay in place until the loan has reached the regulatory level through scheduled repayments of principal.

New capital regulations reflecting CRD IV, was implemented by the Norwegian FSA as of September 30, 2014, as described above under "Balance Sheet".

Events after the balance sheet date

On October 15, 2014, the chairman of the board, Geir Bergvoll, was appointed President and CEO of Eksportfinans with effect from November 1, 2014.

Third quarter report 2014 7

On October 16, 2014, the council of representatives passed resolutions on changes in the board of directors of Eksportfinans. Former deputy chairman of the board, Sigurd Carlsen was elected new chairman of the board, member of the board, Christian Berg, was elected new deputy chairman of the board and Bjørn Berg from DNB Bank ASA was elected as new member of the board of directors.

Oslo, November 6, 2014

EKSPORTFINANS ASA

The board of directors

Third quarter report 2014 8

Unaudited

The information for the third quarter and the first nine months of 2014 and 2013 are unaudited.

Condensed statement of comprehensive income

Third quarter First nine months

(NOK million) 2014 2013 2014 2013 Note

Interest and related income 546 713 1,736 2,434

Interest and related expenses 436 567 1,395 1,909

Net interest income 110 146 341 525

Commissions and income related to banking services 0 0 0 0

Commissions and expenses related to banking services 1 0 2 2

Net gains/(losses) on financial instruments at fair value (1,500) (1,114) (5,971) (4,939) 2,15

Other income 3 2 9 5

Net other operating income/(loss) (1,498) (1,112) (5,964) (4,936)

Total operating income (1,388) (966) (5,623) (4,411)

Salaries and other administrative expenses 25 22 115 80

Depreciations 4 4 12 13

Other expenses 2 2 6 6

Total operating expenses 31 28 133 99

Pre-tax operating loss (1,419) (994) (5,756) (4,510)

Taxes (384) (280) (1,557) (1,264)

Loss for the period (1,035) (714) (4,199) (3,246)

Other comprehensive income * (20) 12 (20) 12

Total comprehensive income (1,055) (702) (4,219) (3,234)

* Items that will not be reclassified to profit or loss

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2014 9

Unaudited

Condensed balance sheet

(NOK million)	Sep 30, 2014	Dec 31, 2013	Sep 30, 2013	Note
Loans due from credit institutions [1]	9,913	17,704	21,122	4,6,7
Loans due from customers [2]	35,251	47,363	53,157	5,6,7
Securities	35,170	26,462	21,286	8
Financial derivatives	6,948	5,500	6,545	
Intangible assets	4	5	7	
Property, equipment and investment property	218	213	212	9
Other assets	3,556	3,546	3,769	10
Total assets	**91,060**	**100,793**	**106,098**	
Bond debt [3]	72,294	75,843	77,203	11
Financial derivatives	4,644	5,145	6,079	
Deferred tax liabilities	515	2,124	2,754	
Taxes payable	45	0	110	
Other liabilities	4,629	4,607	5,190	12
Provisions	127	97	89	
Subordinated debt	950	902	982	
Total liabilities	**83,204**	**88,718**	**92,407**	
Share capital	2,771	2,771	2,771	
Reserve for unrealized gains	5,349	5,349	10,713	
Other equity	3,955	3,955	3,441	
Total comprehensive income	(4,219)	0	(3,234)	
Total shareholders' equity	**7,856**	**12,075**	**13,691**	
Total liabilities and shareholders' equity	**91,060**	**100,793**	**106,098**	

1) Of NOK 9,913 million at September 30, 2014, NOK 9,793 million is measured at fair value through profit or loss and NOK 120 million is measured at amortized cost. Of NOK 17,704 million at December 31, 2013, NOK 17,497 million is measured at fair value through profit or loss and NOK 207 million is measured at amortized cost. Of NOK 21,122 million at September 30, 2013, NOK 20,911 million is measured at fair value through profit and loss and NOK 211 million is measured at amortized cost.
2) Of NOK 35,251 million at September 30, 2014, NOK 16,768 million is measured at fair value through profit or loss and NOK 18,483 million is measured at amortized cost. Of NOK 47,363 million at December 31, 2013, NOK 25,390 million is measured at fair value through profit or loss and NOK 21,973 million is measured at amortized cost. Of NOK 53,157 million at September 30, 2013, NOK 30,078 million is measured at fair value through profit or loss and NOK 23,079 million is measured at amortized cost.
3) Of NOK 72,294 million at September 30, 2014, NOK 53,492 million is measured at fair value through profit or loss and NOK 18,802 million is measured at amortized cost. Of NOK 75,843 million at December 31, 2013, NOK 53,265 million is measured at fair value through profit or loss and NOK 22,578 million is measured at amortized cost. Of NOK 77,203 million at September 30, 2013, NOK 53,649 million is measured at fair value through profit or loss and NOK 23,554 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2014 10

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital [1]	Share premium reserve [4]	Reserve unrealized gains [1] [2]	Other equity [2]	Comprehensive income [3]	Total equity
Equity at January 1, 2013	2,771	177	10,713	3,264	0	16,925
Share premium reserve [4]	0	(177)	0	177	0	0
Actuarial gains						
and other comprehensive income	0	0	0	0	12	12
Profit/(loss) for the period	0	0	0	0	(3,246)	(3,246)
Equity at September 30, 2013	**2,771**	**0**	**10,713**	**3,441**	**(3,234)**	**13,691**
Equity at January 1, 2014	2,771	0	5,349	3,955	0	12,075
Actuarial gains						
and other comprehensive income	0	0	0	0	(20)	(20)
Profit/(loss) for the period	0	0	0	0	(4,199)	(4,199)
Equity at September 30, 2014	**2,771**	**0**	**5,349**	**3,955**	**(4,219)**	**7,856**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of September 30, 2014.

3) The allocation of income for the period between the reserve for unrealized gains and other equity show that if the allocation was performed at this date, it would have redused the reserve for unrealized gains by NOK 4,236 million and decreased other equity by NOK 37 million. The closing balances would have been NOK 1,113 million for the reserve for unrealized gains, and NOK 3,992 million for other equity.

4) As per July 1, 2013, the Public Limited Companies Act under Norwegian Law states that share premium reserve no longer is to be classifies as restricted equity that cannot be paid out to owners without a shareholder resolution to reduce the share capital.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2014 11

Unaudited

Condensed cash flow statement

First nine months

(NOK million) 2014 2013 Note

Pre-tax operating profit/(loss) (5,756) (4,510)

Provided by operating activities:

Accrual of contribution from the Norwegian government (120) (2)

Unrealized losses/(gains) on financial instruments at fair value 5,932 4,895

Depreciation 12 13

Principal collected on loans 18,364 25,657

Purchase of financial investments (trading) (17,916) (16,290)

Proceeds from sale or redemption of financial investments (trading) 8,858 37,600

Contribution paid by the Norwegian government 337 322

Taxes paid 0 (315)

Changes in:

Accrued interest receivable (178) 299

Other receivables (111) 2,603

Accrued expenses and other liabilities 11 (3,868)

Net cash flow from operating activities 9,433 46,404

Proceeds from sale or redemption of financial investments 477 3,030

Net cash flow from financial derivatives 1,932 2,296

Purchases of fixed assets (16) (18)

Net proceeds from sales of fixed assets 0 4

Net cash flow from investing activities 2,393 5,312

Change in debt to credit institutions 0 (4,869)

Principal payments on bond debt (14,677) (47,688)

Repayment of subordinated debt 0 (485)

Net cash flow from financing activities (14,677) (53,042)

Net change in cash and cash equivalents *) (2,851) (1,326)

Cash and cash equivalents at beginning of period 6,254 9,265

Effect of exchange rates on cash and cash equivalents 263 631

Cash and cash equivalents *) at end of period 3,666 8,570

*) Cash equivalents are defined as bank deposits with maturity less than three months.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2014 12

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' third quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (**IFRS**), in line with IFRS as adopted by the European Union (**EU**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2013) are the same as those applied in Eksportfinans' annual financial statements of 2013. Those financial statements were approved for issue by the Board of Directors on March 28, 2014 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2013. These policies have been consistently applied to all the periods presented.

The information for the three months and nine months ended September 30, 2014 and 2013 is unaudited. The information as of and for the year ended December 31, 2013 is derived from the Company's audited consolidated financial statements as of and for the year ended December 31, 2013.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2014	2013	2014	2013
Securities held for trading	2	(3)	7	5
Securities designated as at fair value at initial recognition	0	0	0	24
Financial derivatives	(15)	(15)	(45)	(102)
Other financial instruments at fair value	0	(3)	(2)	29
Net realized gains/(losses)	**(13)**	**(21)**	**(40)**	**(44)**
Loans and receivables	8	(1)	(3)	11
Securities 1)	71	99	518	103
Financial derivatives 2)	1,925	220	1,509	3,908
Bond debt 3)4)	(3,492)	(1,405)	(7,953)	(8,883)
Subordinated debt and capital contribution securities 3) 4)	1	(3)	(3)	(28)
Other	0	(3)	1	(6)
Net unrealized gains/(losses)	**(1,487)**	**(1,093)**	**(5,931)**	**(4,895)**
Net realized and unrealized gains/(losses)	**(1,500)**	**(1,114)**	**(5,971)**	**(4,939)**

1) Net unrealized gains/(losses) on securities

	Third quarter		First nine months	
(NOK million)	2014	2013	2014	2013
Securities held for trading	41	87	464	100
Securities designated as at fair value at initial recognition	30	12	54	3
Total	**71**	**99**	**518**	**103**

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 497 million for the period ended September 30, 2014 and a loss of NOK 169 million for the period ended September 30, 2013.

3) In the first nine months of 2014, Eksportfinans had an unrealized loss of NOK 7,955 million (loss of NOK 8,910 million in the corresponding period of 2013) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 5,928 million (loss of NOK 5,036 million in the same period of 2013).

4) In the first nine months of 2014, Eksportfinans had an unrealized loss of NOK 1,382 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 1,271 million in the corresponding period of 2013). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 6,573 million (loss of NOK 7,640 million in the same period of 2013).

See note 15 for a presentation of the above table including effects from economic hedging.

Third quarter report 2014 13

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements. The CRD IV regulations decreases the company's capital adequacy, due to changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

Risk-weighted assets and off-balance sheet items

(NOK million)	Sep 30, 2014		Dec 31,2013		Sep 30, 2013	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	91,060	22,325	100,793	13,716	106,098	14,140
Off-balance sheet items		61		23		23
Operational risk		2,315		2,315		2,465
Total currency risk		480		362		362
Total risk-weighted value		**25,182**		**16,416**		**16,990**

The Company's regulatory capital

(NOK million and in percent of risk-weighted value)	Sep 30, 2014		Dec 31, 2013		Sep 30, 2013	
Core capital [1]	6,016	23.9 %	6,040	36.8 %	5,455	32.1 %
Additional capital [2]	213	0.8 %	220	1.3 %	416	2.4 %
Total regulatory capital [3]	**6,229**	**24.7 %**	**6,260**	**38.1 %**	**5,871**	**34.6 %**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.
3) These decreases in the capital adequacy ratios were due to the new capital regulations reflecting CRD IV, implemented by the Norwegian FSA as of September 30, 2014. The company's estimate of its core capital adequacy ratio at September 30, 2014 according to the capital regulations prior to the implementation of CRD IV is 43 percent. The reasons for the decreases under the CRD IV regulations are changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

4. Loans due from credit institutions

(NOK million)	Sep 30, 2014	Dec 31, 2013	Sep 30,2013
Cash equivalents [1]	3,666	6,254	8,570
Other bank deposits and claims on banks [3]	(115)	(229)	(218)
Loans to other credit institutions, nominal amount (also included in note 6) [2]	6,422	11,765	13,102
Accrued interest on loans and unamortized premium/discount on purchased loans	(13)	(6)	(1)
Adjustment to fair value on loans	(47)	(80)	(331)
Total	**9,913**	**17,704**	**21,122**

1) Cash equivalents are defined as bank deposits with maturity of less than three months.
2) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 4,565 million at September 30, 2014, NOK 5,251 million at December 31, 2013 and NOK 5,633 million at September 30, 2013.
3) Due to temporary payment variations.

Third quarter report 2014 14

Unaudited

5. Loans due from customers

(NOK million) Sep 30, 2014 Dec 31, 2013 Sep 30, 2013

Loans due from customers,

nominal amount (also included in note 6) 34,840 46,803 52,609

Accrued interest on loans and unamortized premium/discount on purchased loans 362 474 479

Adjustment to fair value on loans 49 86 69

Total 35,251 47,363 53,157

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million) Sep 30, 2014 Dec 31, 2013 Sep 30, 2013

Loans due from credit institutions 6,422 11,765 13,102

Loans due from customers 34,840 46,803 52,609

Total nominal amount 41,262 58,568 65,711

Commercial loans 23,076 36,967 42,985

Government-supported loans 18,186 21,601 22,726

Total nominal amount 41,262 58,568 65,711

Capital goods 10,391 13,678 15,289

Ships 17,788 21,630 25,273

Export-related and international activities *) 9,561 16,322 17,075

Direct loans to Norwegian local government sector 2,783 3,513 4,214

Municipal-related loans to other credit institutions 700 3,388 3,823

Loans to employees 39 37 37

Total nominal amount 41,262 58,568 65,711

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) Sep 30, 2014 Dec 31, 2013 Sep 30, 2013

Shipping 3,280 3,446 3,471

Renewable energy 3,044 4,994 4,994

Infrastructure 981 1,289 1,305

Banking and finance 734 2,684 2,942

Real estate management 475 849 854

Consumer goods 468 1,831 2,212

Oil and gas 457 596 660

Environment 121 632 636

Other categories 1 1 1

Total nominal amount 9,561 16,322 17,075

Third quarter report 2014 15

Unaudited

7. Loans past due or impaired

(NOK million)	Sep 30, 2014	Dec 31, 2013	Sep 30, 2013
Interest and principal installment 1-30 days past due	0	1	0
Not matured principal on loans with payments 1-30 days past due	0	0	0
Interest and principal installment 31-90 days past due	1	18	9
Not matured principal on loans with payments 31-90 days past due	10	106	51
Interest and principal installment more than 90 days past due	171	112	539
Not matured principal on loans with payments more than 90 days past due	301	86	82
Total loans past due	**484**	**323**	**681**
Relevant collateral or guarantees received *)	393	230	176
Fair value adjustment on loans past due	55	58	312
Impairments on loans measured at amortized cost	0	0	0

*) A total of NOK 91 million relates to exposure towards Icelandic banks as of September 30, 2014, NOK 94 million as of December 31, 2013 and NOK 504 million as of September 30, 2013, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 393 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 94 percent of the amounts in default. The remaining 6 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	Sep 30, 2014	Dec 31,2013	Sep 30, 2013
Trading portfolio	33,220	24,085	18,885
Other securities at fair value through profit and loss	1,950	2,377	2,401
Total	**35,170**	**26,462**	**21,286**

9. Property, equipment and investment property

(NOK million)	Sep 30, 2014	Dec 31, 2013	Sep 30, 2013
Buildings and land in own use	130	131	130
Investment property	79	73	73
Total buildings and land	**209**	**204**	**202**
Other fixed assets	9	9	9
Total fixed assets and investment property	**218**	**213**	**212**

Third quarter report 2014 16

Unaudited

10. Other assets

(NOK million) Sep 30, 2014 Dec 31,2013 Sep 30, 2013

Settlement account 108 Agreement 198 474 417

Cash collateral provided 2,263 2,927 3,198

Collateral deposit* 968 0 0

Other 127 145 154

Total other assets 3,556 3,546 3,769

*The Collateral deposit relates to a USD 150mm deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations.

11. Bond debt

12. Other liabilities

(NOK million) Sep 30, 2014 Dec 31,2013 Sep 30,2013

Grants to mixed credits 44 47 349

Cash collateral received 4,543 4,450 4,800

Other short-term liabilities 42 110 41

Total other liabilities 4,629 4,607 5,190

13. Segment information

The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas.

Third quarter report 2014 17

Unaudited

Income and expenses divided between segments

	Export lending		Municipal lending		Securities	
	First nine months		First nine months		First nine months	
(NOK million)	2014	2013	2014	2013	2014	2013
Net interest income [1]	**239**	**348**	**18**	**30**	**84**	**147**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	1	21	0	0	(38)	(40)
Income/expense allocated by volume [4]	(11)	10	(1)	1	(7)	5
Net other operating income	**(10)**	**31**	**(1)**	**1**	**(45)**	**(35)**
Total operating income	**229**	**379**	**17**	**31**	**39**	**112**
Total operating expenses	**63**	**49**	**5**	**4**	**65**	**47**
Pre-tax operating profit/(loss)	**166**	**330**	**12**	**27**	**(26)**	**65**
Taxes	42	92	3	7	(6)	18
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**124**	**238**	**9**	**20**	**(20)**	**47**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expense) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	First nine months	
(NOK million)	2014	2013
Export lending	124	238
Municipal lending	9	20
Securities	(20)	47
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**113**	**305**
Net unrealized gains/(losses) [1]	(5,931)	(4,895)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(2)	(21)
Realized gains/(losses) hedged by the Portfolio Hedge Agreement	0	0
Tax effect of the items above	1,602	1,376
Total comprehensive income	**(4,219)**	**(3,234)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

Third quarter report 2014 18

Unaudited

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Repo facility [5]	PHA [6]
Balance January 1, 2014	4,732	312	73	18,077	0	(295)
Change in the period	(346)	499	4	(2,013)	0	(314)
Balance September 30, 2014	**4,386**	**812**	**77**	**16,064**	**0**	**(609)**
Balance January 1, 2013	5,685	981	87	20,824	4,476	(142)
Change in the period	(876)	(353)	(16)	(3,122)	(4,476)	(98)
Balance September 30, 2013	**4,809**	**627**	**72**	**17,702**	**0**	**(240)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. EUR 600 million has been drawn with a Repurchase Date of February 26, 2015, but with the option to terminate the drawn down tranche in whole on specified termination dates (weekly). The tranche was terminated on September 11, 2013.
6) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 1 billion to the company, an Eksportfinans initiated reduction from a former USD 2 billion agreement. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2014. Eksportfinans has not utilized this credit facility.

Third quarter report 2014 19

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2014	2013	2014	2013
Securities [1]	(13)	(18)	(38)	(40)
Other financial instruments at fair value [1]	0	(3)	(1)	(4)
Net realized gains/(losses)	**(13)**	**(21)**	**(39)**	**(44)**
Loans and receivables [1]	13	12	(13)	108
Securities [1]	(20)	(12)	(15)	(28)
Bond debt [1] [2] [3]	(1,480)	(1,207)	(5,902)	(4,974)
Subordinated debt and capital contribution securities [1] [2] [3]	(5)	(16)	(26)	(62)
Other financial instruments at fair value [1]	1	(2)	0	(6)
Net unrealized gains/(losses)	**(1,491)**	**(1,225)**	**(5,956)**	**(4,962)**
Financial derivatives related to the 108 Agreement [4]	4	132	24	67
Net realized and unrealized gains/(losses)	**(1,500)**	**(1,114)**	**(5,971)**	**(4,939)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 2,406 million as of September 30, 2014, compared to NOK 11,005 million as of September 30, 2013.
3) In the first nine months of 2014, Eksportfinans had an unrealized loss of NOK 5,928 million (loss of NOK 5,036 million in the same period of 2013) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the first nine months of 2014 and 2013, the company recorded NOK 1,735 million and NOK 2,470 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 1,960 million and NOK 3,421 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded positive NOK 2 million, and negative NOK 36 million, respectively, of interest income on economic hedging instruments and negative NOK 565 million and negative NOK 1,512 million, respectively, of interest expense on economic hedging instruments.

Third quarter report 2014 20

Unaudited

16. Maturity analysis

Maturity analysis of financial liabilities (including off-balance sheet items) based on contractual maturities at September 30, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	0	0	0	0	0
Non-structured bond debt	35	10,355	10,754	30,419	2,298
Structured bond debt	4,319	5,795	9,656	2,038	1,883
Commercial paper debt	0	0	0	0	0
Cash collateral	2,263	0	0	0	0
Subordinated loans	0	42	0	882	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	48	83	461	1,874	449
Derivatives gross settled (pay leg)	2,947	1,211	6,262	2,816	0
Financial guarantees (off-balance)	77	0	0	0	0
Loan commitments (off-balance)	0	231	0	0	0
Total	9,690	17,717	27,133	38,028	4,630
Derivatives gross settled (receive leg)	2,738	1,268	6,151	2,138	0
Derivative assets net settled	28	563	729	1,152	492
Derivative assets gross settled (pay leg)	12,634	16,976	13,217	23,364	3,043
Derivative assets gross settled (receive leg)	13,366	17,760	13,749	24,758	3,225

Maturity analysis of financial liabilities (including off-balance sheet items) based on contractual maturities at December 31, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	0	0	0	0	0
Non-structured bond debt	24	3,051	10,614	37,862	4,083
Structured bond debt	7,967	7,294	14,903	2,647	2,109
Commercial paper debt	0	0	0	0	0
Cash collateral	2,927	0	0	0	0
Subordinated loans	0	0	42	910	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	105	107	457	2,354	851
Derivatives gross settled (pay leg)	11,193	12,590	22,119	11,648	153
Financial guarantees (off-balance)	73	0	0	0	0
Loan commitments (off-balance)	0	200	5	0	0
Total	22,289	23,242	48,139	55,421	7,195
Derivatives gross settled (receive leg)	11,034	12,791	22,138	10,692	163
Derivative assets net settled	13	68	1,198	1,851	479
Derivative assets gross settled (pay leg)	9,732	3,823	9,884	15,017	4,987
Derivative assets gross settled (receive leg)	10,338	4,380	10,561	16,303	5,536

Third quarter report 2014 21

Unaudited

Maturity analysis of financial liabilities
(including off-balance sheet items) based on contractual maturities at September 30, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	0	0	0	0	0
Non-structured bond debt	3,644	630	4,066	46,810	4,001
Structured bond debt	9,129	7,324	16,378	2,706	2,165
Cash collateral	3,198	0	0	0	0
Subordinated loans	0	44	0	968	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	50	136	593	2,533	1,006
Derivatives gross settled (pay leg)	13,777	16,221	16,025	12,577	958
Financial guarantees (off-balance)	72	0	0	0	0
Loan commitments (off-balance)	0	195	5	3	0
Total	29,871	24,550	37,067	65,598	8,130
Derivatives gross settled (receive leg)	13,906	16,465	17,193	11,746	885
Derivative assets net settled	26	520	746	1,959	474
Derivative assets gross settled (pay leg)	5,500	7,282	14,563	19,739	4,208
Derivative assets gross settled (receive leg)	5,942	7,687	15,903	21,070	4,828

The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. This implies that the structured bond debts with the corresponding derivatives matures earlier than what is expected based on market data as of the balance sheet date. See subsequent tables for maturity analysis based on expected maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Third quarter report 2014 22

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at September 30, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	1,900	13	1,697	2,690	264	6,563
Loans and receivables due from customers	562	382	3,231	17,420	20,736	42,331
Securities	3,921	4,737	9,209	9,823	3,535	31,226
Derivatives net settled	28	563	729	1,193	537	3,050
Derivatives gross settled (pay leg)	(11,807)	(14,387)	(9,745)	(26,683)	(6,532)	(69,154)
Derivatives gross settled (receive leg)	12,503	14,993	9,995	28,393	7,035	72,918
Cash collateral	0	4,543	0	0	0	4,543
Total assets	**7,108**	**10,844**	**15,116**	**32,836**	**25,575**	**91,478**
Liabilities						
Deposits by credit institutions	0	0	0	0	0	0
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	35	10,355	10,754	30,419	2,298	53,861
Structured bond debt	2,233	342	2,597	7,745	10,967	23,885
Derivatives net settled	48	83	450	1,852	448	2,881
Derivatives gross settled (pay leg)	1,574	226	3,457	3,367	4,529	13,152
Derivatives gross settled (receive leg)	(1,528)	(214)	(2,912)	(2,693)	(4,957)	(12,302)
Cash collateral	0	2,263	0	0	0	2,263
Subordinated loans	0	42	0	882	0	924
Capital contribution securities	0	0	0	0	0	0
Total liabilities	**2,362**	**13,098**	**14,345**	**41,572**	**13,286**	**84,663**

Third quarter report 2014 23

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	3,497	14	62	5,027	332	8,932
Loans and receivables due from customers	742	3,563	5,756	24,420	26,397	60,878
Securities	28	1,926	14,767	6,821	4,449	27,991
Derivatives net settled	13	68	1,195	2,236	1,435	4,947
Derivatives gross settled (pay leg)	(7,397)	(2,694)	(8,812)	(16,253)	(8,230)	(43,386)
Derivatives gross settled (receive leg)	7,584	3,119	9,332	17,702	9,317	47,053
Cash collateral	0	4,450	0	0	0	4,450
Total assets	4,466	10,446	22,301	39,954	33,699	110,865
Liabilities						
Deposits by credit institutions	0	0	0	0	0	(1)
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	24	3,051	10,614	37,862	4,083	55,633
Structured bond debt	658	234	7,256	7,326	22,046	37,520
Derivatives net settled	105	107	436	2,106	80	2,833
Derivatives gross settled (pay leg)	7,608	8,682	18,573	12,938	9,701	57,503
Derivatives gross settled (receive leg)	(7,386)	(8,474)	(18,086)	(11,919)	(11,048)	(56,914)
Cash collateral	0	2,927	0	0	0	2,927
Subordinated loans	0	0	42	910	0	952
Capital contribution securities	0	0	0	0	0	0
Total liabilities	1,009	6,527	18,834	49,223	24,861	100,454

Third quarter report 2014 24

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at September 30, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	5,720	68	69	5,214	332	11,401
Loans and receivables due from customers	2,138	2,797	8,828	26,623	28,058	68,445
Securities	2,395	3,048	5,606	7,393	4,357	22,799
Derivatives net settled	26	520	746	2,479	1,543	5,315
Derivatives gross settled (pay leg)	(4,025)	(5,844)	(12,825)	(21,177)	(7,367)	(51,238)
Derivatives gross settled (receive leg)	4,124	5,985	13,862	22,759	8,691	55,422
Cash collateral	0	4,800	0	0	0	4,800
Total assets	10,379	11,375	16,285	43,291	35,614	116,944
Liabilities						
Deposits by credit institutions	0	0	0	0	0	0
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	3,644	630	4,066	46,810	4,001	59,152
Structured bond debt	279	399	7,303	7,822	23,999	39,803
Derivatives net settled	50	136	569	2,420	771	3,946
Derivatives gross settled (pay leg)	8,222	12,923	12,720	13,697	11,761	59,322
Derivatives gross settled (receive leg)	(7,975)	(12,615)	(12,648)	(12,855)	(14,092)	(60,186)
Cash collateral	0	3,198	0	0	0	3,198
Subordinated loans	0	44	0	968	0	1,012
Capital contribution securities	0	0	0	0	0	0
Total liabilities	4,220	4,715	12,010	58,862	26,440	106,248

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

Third quarter report 2014 25

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17. Financial instruments subject to net settlements

All derivative contracts are governed by master agreements developed by the International Swaps and Derivatives Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. This effectively ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now 'too high') can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit.

The following table presents the financial instruments subject to net settlements:

September 30, 2014

				Not presented net		
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Financial instruments	Financial collateral	Net amount
Derivative assets	6,948	0	6,948	(1,485)	(3,760)	1,703
Derivative liabilities	(4,644)	0	(4,644)	653	1,325	(2,666)
Total assets / (liabilities)	**2,304**	**0**	**2,304**	**(832)**	**(2,434)**	**(963)**

December 31, 2013

				Not presented net		
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Financial instruments	Financial collateral	Net amount
Derivative assets	5,500	0	5,500	(789)	(2,770)	1,941
Derivative liabilities	(5,145)	0	(5,145)	1,560	2,217	(1,369)
Total assets / (liabilities)	**354**	**0**	**354**	**771**	**(554)**	**572**

September 30, 2013

				Not presented net		
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Financial instruments	Financial collateral	Net amount
Derivative assets	6,545	0	6,545	(1,550)	(3,482)	1,512
Derivative liabilities	(6,079)	0	(6,079)	1,708	2,519	(1,853)
Total assets / (liabilities)	**466**	**0**	**466**	**157**	**(963)**	**(341)**

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18. Fair value of financial instruments

18.1 Methodology

The fair values of financial instruments are determined either with reference to a price quoted in an active market for that instrument, or by using a valuation technique.

Prices quoted in active markets are prices readily and regularly available from exchanges, brokers (executable broker quotes), market makers and pricing vendors (actual trades), and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

An active market is one in which transactions, for the financial asset or financial liability being valued, occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A market is considered to be non-active when there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or little information is released publicly for the financial asset or financial liability. Pricing transparency is affected by a number of different factors, such as type of financial instrument, whether the instrument is new to the market, characteristics specific to the transaction, and general market conditions.

The degree of judgment used in the measurement of fair value of financial instruments is generally higher with a lower level of pricing transparency, and vice versa. Financial instruments with quoted prices in active markets generally have higher transparency of prices, and less judgment is needed when determining fair value. Conversely, instruments traded in non-active markets, or that do not have quoted prices, have lower transparency of prices, and fair values are estimated through valuation models or other pricing techniques that require a higher degree of judgment.

The methodologies used for estimating the fair values using valuation models calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values using appropriate discount curves. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using appropriate financial market pricing models. The valuation techniques make maximum use of market inputs, and rely as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In certain cases, the valuation techniques incorporate unobservable inputs. See description of fair value measurement of each class of financial instruments below for extent of unobservable inputs used. The fair value measurement generally incorporates appropriate credit spreads obtained from the market.

For financial instruments a significant share of prices are obtained from the market. Although the prices generally are not binding or directly tradable, they are observable in the market. As such, the company primarily has financial instruments for which prices are quoted in active markets, or financial instruments for which credit spreads or other model inputs are observable in the market, and the models used to price them are transparent. Most of the portfolios consist of financial instruments for which the fair value is calculated using valuation models or index proxies judged to be sufficiently close to the securities proxied. The company has developed an understanding of the information used by third party pricing sources to describe the estimated prices or model inputs. The information obtained from third party pricing sources was evaluated and relied upon based on the degree of market transactions supporting the price indications and the firmness of the price indications. In these instances, management’s judgment was that this third party information was a reasonable indication of the financial instrument’s fair value.

In general, the company goes through the following process to establish fair value for each financial instrument:

- First, the company seeks to identify current quoted prices in an active market for the financial instrument.

- If there are no current quoted prices, the company seeks to identify recent transactions for the same instrument.

- If there are no recently quoted prices for the same instrument, the company seeks to identify current or recently quoted prices or transactions for another instrument that is substantially the same.

- If there are no quoted prices for essentially equal instruments, the company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.

- In certain instances, it is necessary for the company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.

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See below for a discussion on how fair value is established for each class of financial assets and liabilities:

Loans due from credit institutions or customers:

The fair values of loans due from credit institutions or customers are determined using a discounted cash flow model, incorporating appropriate market yield curves and credit spreads. These debt instruments are not actively traded and consequently, these instruments do not have observable market prices subsequent to loan origination.

For guaranteed loans, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). Most of Eksportfinans’ non-government guarantors are currently well rated (A- or above) Norwegian banks and international banks with solid financial position. An increase in the credit risk of the debtor will, as a result of the guarantee, in most cases not lead to more than an insignificant increase of the combined credit risk. This is reflected in market rates so for example a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. Eksportfinans therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the company considers this as evidence of widening of spreads. Further, the company analyses the development of initial margins over time. This data shows that initial margins obtained for new guaranteed loans have not been functions of time, not even during the financially turbulent times in 2007-2009. Credit spreads for guaranteed loans given by the company, have consequently not increased with the significant general credit spread increase during the period. The spreads applied to fair value measurement of export loans are unobservable in the market. As of Sept 30, 2014 a spread widening of 1 basis point of the guaranteed loan portfolio will reduce its market value by approximately NOK 3.7 million (NOK 6 million as of year-end 2013) so a spread widening equal to the largest ones observed during a month will give unrealized losses of NOK 30 million. The spreads applied for fair value measurement of guaranteed export loans are in the range from -4 basis points to 171 basis points as of Sept 30, 2014 (from -4 basis points to 204 basis points as of year-end 2013). As of Sept 30, 2014 the guaranteed portfolio constitutes 64 percent of the lending portfolio (62 percent as of year-end 2013).

For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality. As of Sept 30, 2014 a credit spread widening in the direct loan portfolio of one basis point would induce an unrealized loss to the company of NOK 0.8 million (NOK 1 million as per year-end 2013). As of Sept 30, 2014 direct loans to banks account for 5 percent of the lending portfolio (15 percent as of end of 2013).

For the remaining municipal portfolio after the sale of former municipality lender company Kommunekreditt, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending. As of Sept 30, 2014 a credit spread widening of one basis point in the municipal lending portfolio would induce an unrealized loss to the company of NOK 1.3 million (NOK 2 million as of end of 2013). Municipal related loans are 12 percent of the lending portfolio as of Sept 30, 2014 (11 percent as of year-end 2013). For the combined total lending portfolio over the past two years credit spreads have changed 0.5 basis points per month in 95 percent of the time. As of Sept 30, 2014 a spread widening of 0.5 basis points would give an estimated loss of NOK 3.2 million. As of the end of 2013 a 95 percent confidence interval was 2 basis points representing NOK 20 million. The guarantees received are embedded in the loan agreements, and not separately transferable.

Eksportfinans has entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans are based on normal commercial terms, and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from

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the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. As of Sept 30, 2014 these loans constitutes 19 percent of the lending portfolio (12 percent as of year-end 2013).

All credit spread adjustments of initial spreads are individually assessed for reasonableness relative to appropriate credit spread development over time, spreads for similar guarantors, and spreads on new similar loans or guarantees.

Securities:

Fair value of Eksportfinans’ portfolio of securities is partially established using valuation techniques and partially using prices quoted in active markets. Eksportfinans aims to maximize the use of observable inputs, and minimize the use of unobservable inputs, when estimating fair value. The valuation techniques used by Eksportfinans are index based models using publicly available market data as inputs, such as index levels, stock prices and bond credit spreads. Whenever available, the Company obtains quoted prices in active markets for fixed maturity securities at the balance sheet date. Market price data is generally obtained from exchange or dealer markets.

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Eksportfinans retrieved prices and credit spread quotes from nine different market makers and pricing vendors. Among the nine different quote providers, the major price provider (Bloomberg) covered 88 percent (80 percent as of December 31, 2013). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The Company also investigates large variations amongst different price providers. For all quoted prices the median quote was used.

For the remaining, three securities had such short time to expected maturity that par value was used. Par value was also used on 8 government related securities (all rated AAA and expected maturity in 2014). Eksportfinans holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Financial derivatives:

Currency and interest rate swaps are valued using a valuation model technique incorporating appropriate credit spreads obtained from the market, as well as other observable market inputs, such as interest rate levels and market volatilities. Structured swaps mirroring the embedded derivatives in structured debt issues are modeled as described for structured bond debt. All swaps are governed by ISDA agreements with cash collateral annexes, and movement of cash collateral will offset credit spread changes. Non-performance risk is included in the fair value of the financial derivative portfolio assets and liabilities. Both Eksportfinans and the counterparty’s credit risk at the time of trade of a swap will be reflected in the initial terms and conditions. The company only enters into derivatives with highly rated counterparties. The Credit Support Annexes (CSAs) enables calls for collateral for both parties based on rating dependent parameters such as threshold and minimum independent amounts. The company’s valuation of swaps uses mid levels of interest rate curve bid-ask spreads.

Structured bond debt:

Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. For instance, the maturity will vary as a significant part of the structured bond debt has call and trigger features depending on the passage of time and/or market levels.

Eksportfinans’ structured issues currently consist of eight main structure types:

- The coupon is paid in a different currency than the currency for which the coupon is calculated and the bond might have Bermudan options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency model coupled with a Black and Scholes model in cases of several currencies.

- The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues). We use Black and Scholes to model the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.

- Fixed rate securities with Bermudan options. These are modeled using Black and Scholes framework.

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- The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.

- The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.

- The coupon depends on the difference between two interest rates, for example ’2 year swap minus 10 year swap‘. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black and Scholes model put together with an N-currency model is used.

- The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black and Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto-model to factor in the currency effect.

- The coupon is paid only if the issuer calls the issue. For such structures (like callable zeros) the call option is normally Bermudan and contains only one currency. Eksportfinans price it using a Hull-White one-factor model.

Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are mostly valued using the company’s valuation system based on different, well known valuation models, such as Black and Scholes and Hull-White, as appropriate for the different types of structures. All models use observable market data. Market data such as volatilities, correlations, and spreads for constant maturity swaps are imported (unadjusted) directly from widely used data systems like Reuters and Bloomberg. All models are calibrated to produce the transaction price at day one and consequently there are no day one profits calculated using Eksportfinans’ methodology. Which model and which structure setup are determined by the redemption structure, the number of FX, equities or indexes constituting the underlying and whether the coupon is accumulated or not as time passes.

The market data used is observable market input. This input is used to project both cash flows and maturity dates of the structured debt. This is to a large degree done by Monte Carlo simulations.

The fair values established using the valuation models above are further supported by two sources of information. The values are assessed for reasonableness against values for the same instruments received from the counterparty in the transaction. Eksportfinans buys back structured debt from time to time, and the fair values established are assessed for reasonableness against buy back transaction prices for similar debt.

Changes in credit spread are considered in the valuation of structured bond debt. There is a very limited market for trading in Eksportfinans’ structured debt. Since the multi-notch downgrade of Eksportfinans in November 2011 the company does not anticipate issuing new debt. Prior to the downgrade the most current issue spread for corresponding issues was used to value the structured bonds. After the downgrade there are no new issues of structured debt and instead the company uses spreads on unstructured debt for the outstanding structured issues. The basis point sensitivity of the structured bond portfolio is NOK 11 million so increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of structured bond debt by approximately NOK 110 million as of Sept 30, 2014 (NOK 200 million as of year-end 2013). The spreads applied for fair value measurement of structured bonds are in the range from 57 basis points to 153 basis points as of Sept 30, 2014 (from 200 basis points to 272 basis points as of year-end 2013).

Other bond debt:

Fair value of other bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spreads are derived from current spreads on Eksportfinans’ USD benchmarks quoted by Bloomberg. Only spreads supported by actual trades close to period-end are used. Quoted spreads are also used for benchmark issues that are not quoted on Bloomberg. From the spread quotes obtained, a yield curve is derived by using an interpolation methodology. These are similar instruments, and the quoted prices cover the range of maturities in the benchmark debt portfolio.

In order to assess the reasonableness of the quotes used, spreads are also benchmarked against broker quotes obtained from four different dealers in Eksportfinans’ benchmark program.

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Subordinated debt:

Fair value of subordinated bond debt and capital contribution securities are established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from market participants. The credit spreads are obtained from the arranger banks for the capital contribution securities. For the subordinated debt we use the same credit spreads as quoted for our traded unstructured debt of same maturity and currency. Quotes come either as credit spreads relative to USD swap rates or the Gilt curve, or as a quoted fair value price. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve. The company considers the spread and price quotes obtained as unobservable input to the valuation. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of subordinated debt as of Sept 30, 2014 by approximately NOK 1.1 million. The spread applied for fair value measurement of the subordinated debt is 153 basis points as of Sept 30, 2014, resulting in a price of 107.67.

18.2 Fair value hierarchy

IFRS 13 specifies a hierarchy of fair value measurements based on whether the inputs used to measure the fair values are observable or unobservable. Observable inputs reflect market data obtained from independent sources that is visible to other parties in the market; unobservable inputs reflect the company’s market assumptions, specific methodologies and model choices. These two types of input have created a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:

Fair value measurements using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:

Fair value measurements using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) are classified as level 2.

Level 3:

Securities with inputs that are both significant to fair value and unobservable.

This hierarchy requires the use of observable market data when available. The company considers relevant and observable market prices in its valuations where possible.

The assessments of which level each transaction falls into is a dynamic process.

Loans and receivables that do not trade frequently or in sufficient volumes to be classified in level 1 but where nothing but observable market data (such as interest rate levels and published spread indices) and well known discounting methods are used are classified as level 2. Loans and receivables where credit spreads at a reporting date is a function of initial over the counter negotiated spreads and subjective adjustments to input such as rating changes are classified as level 3. Short term deposits are classified as level 1.

Securities consist of bonds in our liquidity portfolios which are classified as level 2 as they are valued using index mappings or adjusted market prices such as the median of several quotes not necessarily public obtainable.

Financial derivatives are either normal interest rate- or currency swaps classified in level 2 as standard discounting of observable inputs is used in the valuation, or structured swaps classified as level 3 where unobservable inputs such as correlations and volatilities are used in model valuations.

The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Other assets are collateral paid to swap counterparties and are classified as level 2.

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18.3 Financial assets measured at fair value through profit or loss

September 30, 2014

(NOK million)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	1,773	7,686	333	9,792
Loans due from customers	0	2,150	14,618	16,768
Securities	0	35,170	0	35,170
Financial derivatives	0	5,467	1,481	6,948
Other assets	0	2,263	0	2,263
Total fair value	1,773	52,736	16,432	70,941

December 31, 2013

(NOK million)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	2,768	14,250	476	17,495
Loans due from customers	0	2,810	22,580	25,390
Securities	0	26,462	0	26,462
Financial derivatives	0	4,072	1,428	5,500
Other assets	0	2,927	0	2,927
Total fair value	2,768	50,522	24,483	77,774

18.4 Financial liabilities measured at fair value through profit or loss

Deposits and commercial paper are valued using public market data and standard discounted cash flow techniques and hence classified as level 2. Unstructured bond debt such as benchmark issues are valued through a combination of discounting cash flows and using quoted credit spreads for similar securities and thus classified as level 2. Structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial derivative assets. Other liabilities are specified in note 12 and are valued using discounting techniques and observable market data. Subordinated debt and capital contribution services are valued using discounted cash flow methods but with credit spread adjustments obtained from arranger banks only. These are indicative spreads and not publicly available hence the valuation technique uses unobservable inputs.

September 30, 2014

(NOK million)	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	32,372	0	32,372
Structured bond debt	0	0	21,120	21,120
Financial derivatives	0	3,680	963	4,643
Other liabilities	0	4,547	0	4,547
Subordinated debt	0	0	949	949
Total fair value	0	40,599	23,032	63,631

December 31, 2013

(NOK million)	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	(1)	0	(1)
Unstructured bond debt	0	27,762	0	27,762
Structured bond debt	0	0	25,502	25,502
Financial derivatives	0	2,937	2,208	5,145
Other liabilities	0	4,455	0	4,455
Subordinated debt	0	0	902	902
Total fair value	0	35,153	28,612	63,765

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Movement of level 3 financial assets from January 1, 2014 to September 30, 2014

(NOK million)

Loans and receivables due from credit institutions

Loans and receivables due from customers

Financial derivatives

Total

Opening balance

476 22,580 1,428 24,484

Total gains or losses *)

18 1,340 434 1,792

Issues

0 0 0 0

Settlements

(161) (9,302) (381) (9,844)

Transfers into level 3

0 0 0 0

Transfers out of level 3

0 0 0 0

Closing balance

333 14,618 1,481 16,432

Total gains or losses *)

for the period in profit or loss for

assets held at the end of the reporting period

18 1,340 799 2,157

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

Movement of level 3 financial assets from January 1, 2013 to September 30, 2013

(NOK million)

Loans and receivables due from credit institutions

Loans and receivables due from customers

Financial derivatives

Total

Opening balance

526 39,373 4,542 44,440

Total gains or losses *)

25 1,051 (979) 97

Issues

0 0 0 0

Settlements

(76) (13,851) (1,694) (15,621)

Transfers into level 3

0 0 0 0

Transfers out of level 3

0 0 0 0

Closing balance

475 26,572 1,869 28,916

Total gains or losses *)

for the period in profit or loss for

assets held at the end of the reporting period

25 1,051 (719) 357

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

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Movement of level 3 financial liabilities from January 1, 2014 to September 30, 2014

(NOK million)	Bond debt	Financial derivatives	Sub-ordinated debt	Capital contri-bution securities	Total
Opening balance	25,502	2,208	902	0	28,612
Total gains or losses *) **)	6,570	(997)	48	0	5,621
Issues	0	0	0	0	0
Settlements	(10,953)	(248)	0	0	(11,201)
Transfers into level 3	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0
Closing balance	21,119	963	950	0	23,032
Total gains or losses *) **) for the period in profit or loss for liabilities outstanding at the end of the reporting period	5,098	(632)	48	0	4,514

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

Movement of level 3 financial liabilities from January 1, 2013 to September 30, 2013

(NOK million)	Bond debt	Financial derivatives	Sub-ordinated debt	Capital contri-bution securities	Total
Opening balance	42,275	5,127	990	450	48,842
Total gains or losses *) **)	7,612	(643)	(8)	0	6,961
Issues	0	0	0	0	0
Settlements	(25,931)	(1,243)	0	(450)	(27,624)
Transfers into level 3	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0
Closing balance	23,956	3,241	982	0	28,179
Total gains or losses *) **) for the period in profit or loss for liabilities outstanding at the end of the reporting period	4,095	(383)	(8)	0	3,704

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

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18.5 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	Sep 30, 2014		Dec 31, 2013		Sep 30, 2013	
(NOK million)	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Assets						
Loans due from credit institutions	9,870	9,913	17,684	17,704	21,095	21,119
Loans due from customers	38,197	35,251	50,959	47,363	56,952	53,157
Securities	35,170	35,170	26,462	26,462	21,286	21,286
Financial derivatives	6,948	6,948	5,500	5,500	6,545	6,545
Other assets	3,556	3,556	3,546	3,546	3,781	3,781
Liabilities						
Non-structured bond debt	52,238	52,238	51,530	51,530	54,507	54,507
Structured bond debt	22,296	20,056	27,004	24,313	25,557	22,696
Financial derivatives	4,644	4,644	5,145	5,145	6,079	6,079
Other liabilities	4,633	4,629	4,613	4,607	5,200	5,191
Subordinated debt	950	950	902	902	982	982

19. Contingencies

Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities in 2011, and for the second entity in third quarter 2012. The final settlement amount to these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

Post November 2011 Eksportfinans is no longer making new loans pursuant to the 108 Agreement. The Norwegian Ministry of Trade and Fisheries and Eksportfinans are discussing whether historical procedures and practices followed prior to November 2011 with respect to loans pursuant to the 108 Agreement that are prepaid after November 2011 should be changed or not. There can be no assurances of what the outcome of these discussions, or any other applicable procedure for settlement, will be. An assessment of what impact, if any, these discussions may have on our accounts is postponed until an effective settlement, and subsequently no provisions have been made.

20. Events after the balance sheet date

On October 15, 2014, the chairman of the board, Geir Bergvoll, was appointed President and CEO of Eksportfinans with effect from November 1, 2014.

On October 16, 2014, the council of representatives passed resolutions on changes in the board of directors of Eksportfinans. Former deputy chairman of the board, Sigurd Carlsen, was elected new chairman of the board, member of the board, Christian Berg, was elected new deputy chairman of the board and Bjørn Berg from DNB Bank ASA was elected as new member of the board of directors.

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